Himalaya Shipping Ltd. (HSHP) – Organizational Update

Hamilton, Bermuda, April 1, 2025

Transition of new CEO and announcement of new CFO in Himalaya Shipping Ltd.

Himalaya Shipping Ltd. (the “Company”) is pleased to announce that Lars-Christian Svensen has commenced his role as Contracted Chief Executive Officer of Himalaya Shipping Ltd. on April 1, 2025, as well as Chief Executive Officer of 2020 Bulkers Ltd., under the management agreement between 2020 Bulkers Management AS and Himalaya Shipping Ltd.

In addition, we are pleased to announce that Vidar Hasund has been appointed the role of Contracted Chief Financial Officer of the Company from the same date, as well as continuing as Chief Financial Officer of 2020 Bulkers Ltd., under the management agreement between 2020 Bulkers Management AS and Himalaya Shipping Ltd.

Herman Billung will step down from his position as Chief Executive Officer for Himalaya Shipping Ltd. and commence his new role as Senior Advisor to the Board.

The Chairman of the Board, Bjørn Isaksen stated: “We would like to thank Mr Billung for his hard work and dedication during his tenure as CEO for Himalaya Shipping. We are glad to retain his knowledge, network, and vast experience within the Company as he embarks on his advisory role.

I am pleased to have observed a good handover period over the last six months with regards to our CEO transition, and I believe the Company is well positioned for the future with Lars-Christian at the helm. In addition, we are excited to welcome a strong resource in Mr Vidar Hasund to the Company, which solidifies the Management Team. “

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under "Item 3. Key Information --- D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.